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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NeoRx Corporation
(Name of Issuer)
(Title of Class of Securities)
640520300
(CUSIP Number)
Nicholas J. Simon
MPM Asset Management
The John Hancock Tower
200 Clarendon, 54th Floor
Boston, Massachusetts 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		159,834 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		159,834 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

159,834 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III, L.P. received a promissory note convertible into 106,556 shares of common stock and a warrant to purchase 53,278 shares of common stock.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III-QP, L.P

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,377,033 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,377,033 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,377,033 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III QP, L.P. received a promissory note convertible into 1,584,689 shares of common stock and a warrant to purchase 792,344 shares of common stock.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III GmbH & Co. Beteiligungs KG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		200,869 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,869 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,869 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III GmbH & Co. Beteiligungs KG received a promissory note convertible into 133,913 shares of common stock and a warrant to purchase 66,956 shares of common stock.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III Parallel Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		71,804 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		71,804 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,804 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III Parallel Fund, L.P. received a promissory note convertible into 47,869 shares of common stock and a warrant to purchase 23,935 shares of common stock.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,809,540 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,809,540 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,809,540 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III, L.P. received a promissory note convertible into 106,556 shares of common stock and a warrant to purchase 53,278 shares of common stock, MPM BioVentures III QP, L.P. received a promissory note convertible into 1,584,689 shares of common stock and a warrant to purchase 792,344 shares of common stock, MPM BioVentures III GmbH & Co. Beteiligungs KG received a promissory note convertible into 133,913 shares of common stock and a warrant to purchase 66,956 shares of common stock and MPM BioVentures III Parallel Fund, L.P. received a promissory note convertible into 47,869 shares of common stock and a warrant to purchase 23,935 shares of common stock. MPM BioVentures III GP, L.P. is the general partner of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM BioVentures III LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,809,540 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,809,540 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,809,540 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM BioVentures III, L.P. received a promissory note convertible into 106,556 shares of common stock and a warrant to purchase 53,278 shares of common stock, MPM BioVentures III QP, L.P. received a promissory note convertible into 1,584,689 shares of common stock and a warrant to purchase 792,344 shares of common stock, MPM BioVentures III GmbH & Co. Beteiligungs KG received a promissory note convertible into 133,913 shares of common stock and a warrant to purchase 66,956 shares of common stock and MPM BioVentures III Parallel Fund, L.P. received a promissory note convertible into 47,869 shares of common stock and a warrant to purchase 23,935 shares of common stock. MPM BioVentures III LLC is the sole general partner of MPM BioVentures III GP, L.P., which is the general partner of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

CUSIP No.

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 2005 BVIII LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		42,104 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,104 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,104 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement, MPM Asset Management Investors 2005 BVIII LLC received a promissory note convertible into 28,069 shares of common stock and a warrant to purchase 14,035 shares of common stock.
(3) This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.02 per share, of NeoRx Corporation, a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 300 Elliott Avenue West, Suite 500, Seattle, Washington 98119-4114.
Item 2. Identity and Background
(a) The entities filing this statement are MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”).
(b) The address of the principal place of business of each of the MPM Entities is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the MPM Entities is the venture capital investment business.
(d) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the MPM Entities is a Delaware limited partnership or limited liability company, with the exception of MPM BioVentures GmbH & Co. Beteiligungs KG, which is a German limited partnership.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
On February 1, 2006, the MPM Entities and various other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer for a $65 million private placement of shares of the Issuer’s common stock and the concurrent issuance of warrants to purchase additional shares of common stock (the “Financing”). The closing of the Financing is subject to shareholder approval as well as satisfactory compliance with customary conditions of closing. In addition to the acquisition of additional shares in the Financing, the MPM Entities will be entitled to representation on the Issuer’s Board of Directors.
Concurrent with the execution of the Purchase Agreement, the MPM Entities and certain other investors extended a bridge loan to the Issuer in order to enable Issuer to continue operations pending closing of the transactions contemplated by the Purchase Agreement (the “Bridge Loan”).
Pursuant to the terms of that certain Note and Warrant Purchase Agreement by and between the Issuer, certain of the MPM Entities, and various other investors, dated February 1, 2006 (the “Note and Warrant Purchase Agreement”), the Issuer executed convertible promissory notes in favor of the MPM Entities for a bridge loan by the MPM Entities to the Issuer in the aggregate principal amount of $1,330,769.20. In addition to the notes, the MPM entities received five-year warrants to purchase an aggregate of 950,548 shares of common stock at an exercise price of $0.77 per share. The notes have an interest rate of 8% per annum and, upon closing of the Financing, will automatically convert into that number of shares of common stock equal to the sum of the outstanding principal amount and accrued and unpaid interest on the notes divided by $0.70.

The notes mature on the earliest of (i) May 31, 2006, (ii) the closing of the Financing, or (iii) the written election of the holders of 60% in interest of the principal amount of the notes following an event of default under the terms of the notes (the “Maturity Date”). If the closing of the Financing does not occur by May 31, 2006, or there occurs an event of default under the notes, or the notes are outstanding after May 31, 2006, the principal amount of the notes and all accrued and unpaid interest may, subject to certain limitations, be converted into shares of common stock at the lesser of (i) $0.70 per share or (ii) the greater of: (X) $0.45 per share or (Y) the closing bid price per share of the common stock on the date of the event of default or the term date, as applicable. Unless previously converted, the outstanding principal balance and all accrued and unpaid interest under the note will, after the Maturity Date, bear interest at an increased rate of 13% from and after the date of default to the date of payment in full of such unpaid amount.
The sale of the notes and warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the MPM Entities). The closing of the Bridge Loan occurred on February 1, 2006.
Prior to entering into the Securities Purchase Agreement and the Note and Warrant Purchase Agreement, the MPM Entities beneficially owned no shares of the common stock of the Issuer.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the Note and Purchase Agreement (including the forms of Convertible Promissory Note and Warrant attached thereto as Exhibits A and B, respectively), which are incorporated by reference in their entirety in this Item 3.
Item 4. Purpose of Transaction
The MPM Entities agreed to purchase the notes and the warrants in connection with loans to the Issuer and for investment purposes with the aim of increasing the value of their investments and the Issuer.
Subject to applicable legal requirements, one or more of the MPM Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the MPM Entities’ ownership of the Issuer’s securities, other opportunities available to the MPM Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the MPM Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the MPM Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the MPM Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of February 13, 2006:

	Shares Issuable	Warrant			Sole	Shared
	Upon Conversion of	Shares Held	Sole	Shared	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Notes Held Directly	Directly	Voting Power	Voting Power	Power	Power	Ownership	of Class (2)
MPM BioVentures III, L.P.	106,556	53,278	159,834	0	159,834	0	159,834	0.4%
MPM BioVentures III-QP, L.P.	1,584,689	792,344	2,377,033	0	2,377,033	0	2,377,033	6.3%
MPM BioVentures GmbH & Co. Beteiligungs KG	133,913	66,956	200,869	0	200,869	0	200,869	0.5%
MPM BioVentures III Parallel Fund, L.P.	47,869	23,935	71,804	0	71,804	0	71,804	0.2%
MPM BioVentures III GP, L.P.(1)	0	0	0	2,809,540	0	2,809,540	2,809,540	7.4%
MPM BioVentures III LLC(1)	0	0	0	2,809,540	0	2,809,540	2,809,540	7.4%
MPM Asset Management Investors 2005 BVIII LLC	28,069	14,035	42,104	0	42,104	0	42,104	0.1%
(1)	MPM BioVentures III GP, L.P. and MPM BioVentures III LLC own no securities of the Issuer directly. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures GmbH & Co. Beteiligungs KG.

(2)	This percentage is calculated based upon 37,173,937 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,322,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 1,901,096 shares of the Issuer’s common stock issuable upon conversion of the promissory notes and (iii) 950,548 shares of the Issuer’s common stock issuable upon exercise of the Warrants issued to the MPM Entities pursuant to the Note and Warrant Purchase Agreement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the MPM Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
B. Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
C. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM Asset Management Investors 2005 BVIII LLC

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of            MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG; and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC.
Citizenship: USA

EXHIBIT INDEX
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
B. Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
C. Agreement regarding filing of joint Schedule 13D.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of NeoRx Corporation is filed on behalf of each of the undersigned.

Dated: February 13, 2006

MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Series A Member

MPM Asset Management Investors 2005 BVIII LLC

	By:	/s/ Nicholas Simon III

	Name:	Nicholas Simon III
	Title:	Manager